Surna Inc. Reports Second Quarter 2016 Financial Results

Shipped Surna Reflectors

Increased quarterly revenue 13% and improved operating loss 43% compared to Q2 2015

BOULDER, CO – Aug. 15, 2016 – Surna Inc. (OTCQB: SRNA), a technology company that engineers state-of-the art equipment for controlled environment agriculture (CEA) with special expertise in cannabis cultivation, reported its results for the three and six months ended June 30, 2016.

CEO Trent Doucet said, “Focused on execution and prioritizing customer service, innovation and energy efficient solutions, we are building the foundation for long-term growth and shareholder value. Since becoming CEO, I have expanded our sales model to include regional representatives who are experts in their respective state regulations. While we believe quarterly sales will continue to fluctuate due primarily to the timing of certain legislation, we believe this expanded model will improve our position to foster relationships with qualified cultivators.

“We believe our innovation continues to generate differentiated, energy-optimized products and turnkey cultivation solutions. We are excited to have secured new customers and repeat business. We also began shipping the Surna Reflector with our patented “light on target” technology that can reduce energy costs and increase yield. Our plan is to introduce additional climate control line extensions that appeal to various cultivation preferences. We are also receiving positive feedback on our proprietary hybrid building pilot, which we intend to formally launch this November by unveiling the scale model to the public.

“Further, we expect to leverage our technology investments as the advantages we offer also benefit indoor food production. Therefore, we expect to evaluate additional distribution channels and opportunities to support the burgeoning vertical farming market.”

Results for Second Quarter: 2016 Compared to 2015

●	Revenue grew 13% to $1.9 million, compared to $1.7 million, reflecting sales momentum and greater demand as more states legalized cannabis.

●	Cost of revenue, including a $455,000 warranty charge related to a bad installation that impacted Surna equipment, was $1.6 million, compared to $1.3 million. As a result, gross margin was 16.6%, compared to 20.9%.

●	Operating expenses decreased to $614,000, compared to $1.0 million.

●	Advertising and marketing expenses were $29,000, down from $92,000, reflecting improved cost management. Spending is expected to increase in the second half of 2016 when Surna exhibits at more frequent, large trade events.

●	Product development costs decreased to $94,000, compared to $128,000 as the Surna Reflector moved from research and development to production.

●	Selling, general and administrative expenses were reduced to $491,000, compared to $821,000, primarily due to reduced personnel costs and the company’s focus on cost containment.

●	Operating loss improved to $299,000 from $690,000.

●	Net loss was $704,000, or $0.00 per share, compared to $976,000, or $0.01 per share. The non-cash derivative mark-to-market gain was $135,000, compared to $426,000.

Balance Sheet Highlights as of June 30, 2016, Compared to December 31, 2015

Cash was $303,000, compared to $331,000. Deferred revenue was $1.7 million, up from $986,000. Deferred revenue represents contracts in progress, as the company recognizes revenue as products are shipped or services are performed.

Results for First Six Months: 2016 Compared to 2015

●	Revenue grew 72% to $4.4 million, up from $2.5 million.

●	Gross margin, which included the impact of the aforementioned $455,000 warranty charge, increased to 32.0%, compared to 21.1%,

●	Operating expenses decreased to $1.3 million, compared to $2.1 million.

●	Operating income was $66,000, improved from an operating loss of $1.6 million.

●	Net loss was $1.4 million, or $0.01 per share, compared to $2.4 million, or $0.02 per share. The non-cash derivative mark-to-market charge was $286,000, compared to a gain of $475,000.

Recent 2016 Operational Highlights

●	Began shipping the Surna Reflector.

●	Awarded a $1.0 million contract for build-out of Rolling Farms 100,000 square foot facility, reflecting the recommendation from an existing customer consistently ranked in the top 2% producers in Washington’s field of over 700 producers/cultivators.

●	Won repeat business in Washington state, Nevada and other regions.

●	Secured new customers, including the first contract in Hawaii and additional cultivators in Arizona.

●	Promoted Trent Doucet to CEO to lead Surna’s commercialization of its products and solutions.

●	Named founder Stephen Keen Director of Technology to drive innovation and product development.

Conference Call

Management will review the results on a conference call today, August 15, 2016, at 9:00 a.m. MT/ 11:00 a.m. ET. To access the conference call, please dial 855-327-6837, if calling from the United States or Canada, or 631-891-4304, if calling internationally, and use passcode 10001561.

A replay of the call will be available until August 19, 2016, which can be accessed by dialing 877-870-5176, if calling from the United States or Canada, or 858-384-5517, if calling internationally. Please use passcode 10001561 to access the replay.

The call will be webcast and available at www.surna.com/investor-relations where a transcript of the call will also be provided shortly after it concludes.

About Surna

Surna Inc. (www.surna.com) develops innovative technologies and products that monitor, control and or address the energy and resource intensive nature of indoor cannabis cultivation. Currently, the company’s revenue stream is based on its main product offerings – supplying industrial technology and products to commercial indoor cannabis grow facilities.

Headquartered in Boulder, CO, Surna’s diverse engineering team is tasked with creating novel energy and resource efficient solutions, including the company’s signature water-cooled climate control platform. The company’s engineers continuously seek to create technology that solves the highly specific demands of the cannabis industry for temperature, humidity, light and process control.

Surna’s goal is to provide intelligent solutions to improve the quality, the control and the overall yield and efficiency of CEA. Though its clients do, the company neither produces nor sells cannabis.

Forward Looking Statements

This press release contains forward-looking statements regarding the Company’s future business expectations, which are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors including Surna’s ability to monetize service components, Surna’s support of premium prices for existing products, commercialization of research and development efforts and continued expansion of legal cannabis markets. Other risks and uncertainties include, among others, risks related to new products, services, and technologies, government regulation and taxation, and fraud. In addition, the current global economic climate amplifies many of these risks. More information about factors that potentially could affect Surna’s financial results is included in Surna’s filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and subsequent filings. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Statement About Cannabis Markets

The use, possession, cultivation, and distribution of cannabis is prohibited by federal law. This includes medical and recreational cannabis. Although certain states have legalized medical and recreational cannabis, companies and individuals involved in the sector are still at risk of being prosecuted by federal authorities. Further, the landscape in the cannabis industry changes rapidly. What was the law last week is not the law today and what is the law today may not be the law next week. This means that at any time the city, county, or state where cannabis is permitted can change the current laws and/or the federal government can supersede those laws and take prosecutorial action. Given the uncertain legal nature of the cannabis industry, it is imperative that investors understand that the cannabis industry is a high-risk investment. A change in the current laws or enforcement policy can negatively affect the status and operation of our business, require additional fees, stricter operational guidelines and unanticipated shut-downs.

Surna Marketing	Investor Relations
Katie O’Block	Kirsten Chapman/ Becky Herrick
VP of Marketing	LHA Investor Relations
Katie@surna.com	surna@lhai.com
303-993-5271 ext. 101	(415) 433-3777

Surna Inc.

Condensed Consolidated Balance Sheets

	June 30, 2016	Dec. 31, 2015
	(Unaudited)
ASSETS
Current Assets
Cash	$302,854	$330,557
Accounts receivable (net of allowance for doubtful accounts of $85,000 and $40,873, respectively)	882,871	299,194
Notes receivable	177,218	207,218
Inventory	833,069	1,261,802
Prepaid expenses	149,564	193,969
Total Current Assets	2,345,576	2,292,740

Noncurrent Assets
Property and equipment, net	118,091	162,530
Intangible assets, net	648,345	647,464
Total Noncurrent Assets	766,436	809,994

TOTAL ASSETS	$3,112,012	$3,102,734

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current Liabilities
Accounts payable and accrued liabilities	$1,476,079	$2,066,803
Deferred revenue	1,669,950	986,445
Current portion long term debt	-	1,551
Amounts due shareholders	60,945	216,995
Convertible promissory notes, net	1,981,694	1,227,761
Convertible accrued interest	396,854	201,257
Derivative liability on conversion feature	-	472,967
Derivative liability on warrants	225,405	139,192
Total Current Liabilities	5,810,927	5,312,971

Noncurrent Liabilities
Amounts due shareholders-long term	31,775	-
Convertible promissory notes, net	-	523,822
Convertible accrued interest	-	80,674
Vehicle loan	-	32,564
Total Noncurrent Liabilities	31,775	637,060

TOTAL LIABILITIES	5,842,702	5,950,031

Commitments and Contingencies	-	-

SHAREHOLDERS’ DEFICIT
Preferred stock, $0.00001 par value; 150,000,000 shares authorized; 77,220,000 shares issued and outstanding	772	772
Common stock, $0.00001 par value; 350,000,000 shares authorized; 138,414,163 and 125,839,862 shares issued and outstanding, respectively	1,452	1,259
Paid in capital	9,780,598	8,214,271
Accumulated deficit	(12,513,512)	(11,063,599)
Total Shareholders’ Deficit	(2,730,690)	(2,847,297)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$3,112,012	$3,102,734

Surna Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

	For the Three Months Ended
	June 30,
	2016	2015
Revenue	$1,891,472	$1,677,950

Cost of revenue	1,576,920	1,326,769

Gross margin	314,552	351,181

Operating expenses:
Advertising and marketing expenses	29,031	92,480
Product development costs	93,947	128,454
Selling, general and administrative expenses	490,771	821,020
Total operating expenses	613,749	1,041,954

Operating loss	(299,197)	(690,773)

Other income (expense):
Interest and other income, net	2,319	-
Interest expense	(87,285)	(128,299)
Amortization of debt discount on convertible promissory notes	(454,957)	(584,248)
Gain on change in derivative liabilities	135,420	426,710
Total other expense	(404,503)	(285,837)

Loss from continuing operations before provision for income taxes	(703,700)	(976,610)

Provision for income taxes	-	-

Net loss	(703,700)	(976,610)

Other comprehensive income (expense)	-	-
Comprehensive loss	$(703,700)	$(976,610)

Loss per common share – basic and dilutive	$(0.00)	$(0.01)

Weighted average number of common shares outstanding, both basic and dilutive	143,516,260	122,707,813

Surna Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

	For the Six Months Ended
	June 30,
	2016	2015
Revenue	$4,390,077	$2,548,845

Cost of revenue	2,986,864	2,009,505

Gross margin	1,403,213	539,340

Operating expenses:
Advertising and marketing expenses	42,534	175,454
Product development costs	200,226	309,443
Selling, general and administrative expenses	1,094,670	1,624,762
Total operating expenses	1,337,430	2,109,659

Operating income (loss)	65,783	(1,570,319)

Other income (expense):
Interest and other income, net	8,484	-
Interest expense	(334,681)	(288,559)
Amortization of debt discount on convertible promissory notes	(903,202)	(1,011,048)
(Loss) gain on change in derivative liabilities	(286,297)	474,873
Total other (expense)	(1,515,696)	(824,734)

Loss from continuing operations before provision for income taxes	(1,449,913)	(2,395,053)

Provision for income taxes	-	-

Net loss	(1,449,913)	(2,395,053)

Other comprehensive income (expense)	-	-
Comprehensive loss	$(1,449,913)	$(2,395,053)

Loss per common share – basic and dilutive	$(0.01)	$(0.02)

Weighted average number of common shares outstanding, both basic and dilutive	136,889,845	118,680,260